UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Exceed Company Ltd.

(Name of Issuer)

Ordinary Shares, $0.0001 par value

(Title of Class of Securities)

G32335

(CUSIP Number)

Shuipan Lin Shuli Chen Tiancheng Int'l Investment Group Limited No. 103, Qiancanggong Road, Huatingkou Village Chendai Town, Jinjiang City Fujian Province, P.R.China +(86) 595 3630 6888

Victory Summit Investments Limited

New Horizon Capital Partners III, Ltd.

New Horizon Capital Partners, Ltd.

New Horizon Capital III, L.P.

New Horizon Capital, L.P.

Windtech Holdings Limited

Wisetech Holdings Limited

PO Box 314, 3rd Floor, 18 Fort Street

George Town, Grand Cayman

KY1-1104, Cayman Islands

+(345) 749 8630

Jinlei Shi RichWise International Investment Group Limited Room 4101, Landmark, 4028 Jintian Road Futian District Shenzhen, P.R.China +(86) 755 8283 9998	Weixin Zhuang HK Haima Group Limited Room 18 Unit A 14/F, Shun On Commercial Building 112-114 Des Voeux Road Central Hong Kong +(852) 8131 2057
Dongdong Ding No. 109, Qiancanggong Road, Huatingkou Village Chendai Town, Jinjiang City Fujian Province, People's Republic of China +(86) 595 3630 6888	Zenghong Liu Eagle Rise Investments Limited Room 2303, No. 12 Building 6 Dingtaifenghua, Qianhai Road Nanshan District Shenzhen, P.R.China +(86) 755 8283 9998

With a copy to: Peter X. Huang Skadden, Arps, Slate, Meagher & Flom LLP 30th Floor, China World Office 2 No. 1, Jianguomenwai Avenue Beijing 100004, People’s Republic of China +(86) 10 6535-5599

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 20, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G32335

1.	NAME OF REPORTING PERSON: Shuipan Lin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 12,822,986
	8.	SHARED VOTING POWER 2,037,053
	9.	SOLE DISPOSITIVE POWER 12,822,986
	10.	SHARED DISPOSITIVE POWER 2,037,053

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,860,039 (1) (2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.0% (3)
14.	TYPE OF REPORTING PERSON IN

(1) The Reporting Persons could be deemed to be part of a “group” (as discussed in Item 2 of this Schedule 13D) with certain other beneficial owners of the Company’s Common Stock who collectively own 22,143,530 shares of Common Stock.

(2) Includes the 2,037,053 Ordinary Shares beneficially owned by Shuli Chen.

(3) Percentage calculated based on 33,752,980 Ordinary Shares outstanding as of August 31, 2014 as provided by the Company.

CUSIP No.	G32335

1.	NAME OF REPORTING PERSON: Tiancheng Int'l Investment Group Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,037,053
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,037,053

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,037,053 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0% (2)
14.	TYPE OF REPORTING PERSON CO

(1) The Reporting Persons could be deemed to be part of a “group” (as discussed in Item 2 of this Schedule 13D) with certain other beneficial owners of the Company’s Common Stock who collectively own 22,143,530 shares of Common Stock.

(2) Percentage calculated based on 33,752,980 Ordinary Shares outstanding as of August 31, 2014 as provided by the Company.

CUSIP No.	G32335

1.	NAME OF REPORTING PERSON: Shuli Chen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,037,053
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,037,053

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,037,053 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0% (2)
14.	TYPE OF REPORTING PERSON IN

(1) The Reporting Persons could be deemed to be part of a “group” (as discussed in Item 2 of this Schedule 13D) with certain other beneficial owners of the Company’s Common Stock who collectively own 22,143,530 shares of Common Stock.

(2) Percentage calculated based on 33,752,980 Ordinary Shares outstanding as of August 31, 2014 as provided by the Company.

CUSIP No.	G32335

1.	NAME OF REPORTING PERSON: RichWise International Investment Group Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,907,180
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,907,180

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,907,180 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7% (2)
14.	TYPE OF REPORTING PERSON CO

(1) The Reporting Persons could be deemed to be part of a “group” (as discussed in Item 2 of this Schedule 13D) with certain other beneficial owners of the Company’s Common Stock who collectively own 22,143,530 shares of Common Stock.

(2) Percentage calculated based on 33,752,980 Ordinary Shares outstanding as of August 31, 2014 as provided by the Company.

CUSIP No.	G32335

1.	NAME OF REPORTING PERSON: Jinlei Shi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,907,180
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,907,180

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,907,180 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7% (2)
14.	TYPE OF REPORTING PERSON IN

(1) The Reporting Persons could be deemed to be part of a “group” (as discussed in Item 2 of this Schedule 13D) with certain other beneficial owners of the Company’s Common Stock who collectively own 22,143,530 shares of Common Stock.

(2) Percentage calculated based on 33,752,980 Ordinary Shares outstanding as of August 31, 2014 as provided by the Company.

CUSIP No.	G32335

1.	NAME OF REPORTING PERSON: Windtech Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,374,670
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,374,670

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,374,670 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0% (2)
14.	TYPE OF REPORTING PERSON CO

(1) The Reporting Persons could be deemed to be part of a “group” (as discussed in Item 2 of this Schedule 13D) with certain other beneficial owners of the Company’s Common Stock who collectively own 22,143,530 shares of Common Stock.

(2) Percentage calculated based on 33,752,980 Ordinary Shares outstanding as of August 31, 2014 as provided by the Company.

CUSIP No.	G32335

1.	NAME OF REPORTING PERSON: New Horizon Capital III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,374,670
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,374,670

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,374,670 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0% (2)
14.	TYPE OF REPORTING PERSON PN

(1) The Reporting Persons could be deemed to be part of a “group” (as discussed in Item 2 of this Schedule 13D) with certain other beneficial owners of the Company’s Common Stock who collectively own 22,143,530 shares of Common Stock.

(2) Percentage calculated based on 33,752,980 Ordinary Shares outstanding as of August 31, 2014 as provided by the Company.

CUSIP No.	G32335

1.	NAME OF REPORTING PERSON: New Horizon Capital Partners III, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,374,670
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,374,670

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,374,670 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0% (2)
14.	TYPE OF REPORTING PERSON CO

(1) The Reporting Persons could be deemed to be part of a “group” (as discussed in Item 2 of this Schedule 13D) with certain other beneficial owners of the Company’s Common Stock who collectively own 22,143,530 shares of Common Stock.

(2) Percentage calculated based on 33,752,980 Ordinary Shares outstanding as of August 31, 2014 as provided by the Company.

CUSIP No.	G32335

1.	NAME OF REPORTING PERSON: Wisetech Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,583,114
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,583,114

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,583,114 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7% (2)
14.	TYPE OF REPORTING PERSON CO

(1) The Reporting Persons could be deemed to be part of a “group” (as discussed in Item 2 of this Schedule 13D) with certain other beneficial owners of the Company’s Common Stock who collectively own 22,143,530 shares of Common Stock.

(2) Percentage calculated based on 33,752,980 Ordinary Shares outstanding as of August 31, 2014 as provided by the Company.

CUSIP No.	G32335

1.	NAME OF REPORTING PERSON: New Horizon Capital, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,583,114
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,583,114

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,583,114 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7% (2)
14.	TYPE OF REPORTING PERSON PN

(1) The Reporting Persons could be deemed to be part of a “group” (as discussed in Item 2 of this Schedule 13D) with certain other beneficial owners of the Company’s Common Stock who collectively own 22,143,530 shares of Common Stock.

(2) Percentage calculated based on 33,752,980 Ordinary Shares outstanding as of August 31, 2014 as provided by the Company.

CUSIP No.	G32335

1.	NAME OF REPORTING PERSON: New Horizon Capital Partners, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,583,114
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,583,114

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,583,114 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7% (2)
14.	TYPE OF REPORTING PERSON CO

(1) The Reporting Persons could be deemed to be part of a “group” (as discussed in Item 2 of this Schedule 13D) with certain other beneficial owners of the Company’s Common Stock who collectively own 22,143,530 shares of Common Stock.

(2) Percentage calculated based on 33,752,980 Ordinary Shares outstanding as of August 31, 2014 as provided by the Company.

CUSIP No.	G32335

1.	NAME OF REPORTING PERSON: Victory Summit Investments Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,957,784
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,957,784

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,957,784 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.7% (2)
14.	TYPE OF REPORTING PERSON CO

(1) The Reporting Persons could be deemed to be part of a “group” (as discussed in Item 2 of this Schedule 13D) with certain other beneficial owners of the Company’s Common Stock who collectively own 22,143,530 shares of Common Stock.

(2) Percentage calculated based on 33,752,980 Ordinary Shares outstanding as of August 31, 2014 as provided by the Company.

CUSIP No.	G32335

1.	NAME OF REPORTING PERSON: HK Haima Group Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,018,527
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,018,527

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,018,527 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0% (2)
14.	TYPE OF REPORTING PERSON CO

(1) The Reporting Persons could be deemed to be part of a “group” (as discussed in Item 2 of this Schedule 13D) with certain other beneficial owners of the Company’s Common Stock who collectively own 22,143,530 shares of Common Stock.

(2) Percentage calculated based on 33,752,980 Ordinary Shares outstanding as of August 31, 2014 as provided by the Company.

CUSIP No.	G32335

1.	NAME OF REPORTING PERSON: Weixin Zhuang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,018,527
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,018,527

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,018,527 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0% (2)
14.	TYPE OF REPORTING PERSON IN

(1) The Reporting Persons could be deemed to be part of a “group” (as discussed in Item 2 of this Schedule 13D) with certain other beneficial owners of the Company’s Common Stock who collectively own 22,143,530 shares of Common Stock.

(2) Percentage calculated based on 33,752,980 Ordinary Shares outstanding as of August 31, 2014 as provided by the Company.

CUSIP No.	G32335

1.	NAME OF REPORTING PERSON: Dongdong Ding
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 100,000
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 100,000
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3% (2)
14.	TYPE OF REPORTING PERSON IN

(1) The Reporting Persons could be deemed to be part of a “group” (as discussed in Item 2 of this Schedule 13D) with certain other beneficial owners of the Company’s Common Stock who collectively own 22,143,530 shares of Common Stock.

(2) Percentage calculated based on 33,752,980 Ordinary Shares outstanding as of August 31, 2014 as provided by the Company.

CUSIP No.	G32335

1.	NAME OF REPORTING PERSON: Eagle Rise Investments Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 300,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 300,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,000 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9% (2)
14.	TYPE OF REPORTING PERSON CO

(1) The Reporting Persons could be deemed to be part of a “group” (as discussed in Item 2 of this Schedule 13D) with certain other beneficial owners of the Company’s Common Stock who collectively own 22,143,530 shares of Common Stock.

(2) Percentage calculated based on 33,752,980 Ordinary Shares outstanding as of August 31, 2014 as provided by the Company.

CUSIP No.	G32335

1.	NAME OF REPORTING PERSON: Zenghong Liu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
6.	CITIZENSHIP OR PLACE OF ORGANIZATION China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 300,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 300,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,000 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9% (2)
14.	TYPE OF REPORTING PERSON IN

(1) The Reporting Persons could be deemed to be part of a “group” (as discussed in Item 2 of this Schedule 13D) with certain other beneficial owners of the Company’s Common Stock who collectively own 22,143,530 shares of Common Stock.

(2) Percentage calculated based on 33,752,980 Ordinary Shares outstanding as of August 31, 2014 as provided by the Company.

INTRODUCTORY NOTE

This Amendment No. 4 amends and supplements the original statement on Schedule 13D (as amended by Amendment No. 1 to the Schedule 13D filed on February 25, 2014, Amendment No. 2 to the Schedule 13D filed on June 5, 2014, and Amendment No. 3 to the Schedule 13D filed on September 23, 2014, the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on December 4, 2013 jointly by Shuipan Lin (“Mr. Lin”), Shuili Chen ("Ms. Chen"), Tiancheng Int'l Investment Group Limited (“Tiancheng”), Victory Summit Investments Limited (“Victory Summit”), New Horizon Capital Partners III, Ltd. ("NH Capital III"), New Horizon Capital Partners, Ltd. ("NH Capital"), New Horizon Capital III, L.P. ("NH III"), New Horizon Capital, L.P. ("NH"), Windtech Holdings Limited ("Windtech"), Wisetech Holdings Limited ("Wisetech"), Jinlei Shi ("Mr. Shi"), RichWise International Investment Group Limited ("RichWise"), Weixin Zhuang ("Ms. Zhuang"), HK Haima Group Limited ("Haima"), Dongdong Ding (“Mr. Ding”), Zenghong Liu (“Mr. Liu”) and Eagle Rise Investments Limited (“Eagle Rise”, together with Mr. Lin, Ms. Chen, Tiancheng, Victory Summit, NH Capital III, NH Capital, NH III, NH, Windtech, Wisetech, Mr. Shi, Richwise, Ms. Zhuang, Haima, Mr. Ding and Mr. Liu, the “Reporting Persons”). Capitalized terms used but not defined in this Amendment No. 4 shall have the meanings assigned to such terms in the Schedule 13D.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby supplemented as follows:

On October 20, 2014, Mr. Lin entered into an amendment to the Limited Guaranty (the “Limited Guaranty Amendment”) with the Company. The Limited Guaranty Amendment increases the amount guaranteed by Mr. Lin under the Limited Guaranty from US$2,000,000 to US$2,500,000. A copy of the Limited Guaranty Amendment is filed as Exhibit 7.14, and incorporated herein by reference in its entirety.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 is hereby supplemented as follows:

On October 20, 2014, the Company, Parent and Merger Sub entered into an amendment to the Merger Agreement (the “Merger Agreement Amendment”). Under the terms of the Merger Agreement, either the Company or Parent could terminate the Merger Agreement without payment of a termination fee if the Merger was not consummated by the Termination Date. The Merger Agreement Amendment extends the Termination Date to December 31, 2014. The Merger Agreement Amendment also (i) increases the fee payable by Parent to the Company to US$2,500,000 if the Merger Agreement is terminated under certain circumstances where a termination fee of US$2,000,000 would previously have been payable and (ii) no longer requires the Company to pay a termination fee to Parent if the Merger Agreement is terminated under certain circumstances where a termination fee of US$1,000,000 would previously have been payable (although the Company would continue to be responsible for reimbursing Parent’s expenses in connection with the transaction under certain circumstances). A copy of the Merger Agreement Amendment is filed as Exhibit 7.15, and incorporated herein by reference in its entirety.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby supplemented as follows:

The descriptions of the Limited Guaranty Amendment under Item 3 and the Merger Agreement Amendment under Item 4 are incorporated herein by reference in its entirety.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 7.14	Limited Guaranty Amendment, by and between Mr. Lin and the Company, dated October 20, 2014.

Exhibit 7.15	Merger Agreement Amendment, by and among the Company, Parent and Merger Sub, dated October 20, 2014.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:	October 21, 2014

Shuipan Lin

By:	/s/ Shuipan Lin
Name: Shuipan Lin

Shuli Chen

By:	/s/ Shuli Chen
Name: Shuli Chen

Tiancheng Int'l Investment Group Limited

By:	/s/ Shuli Chen
Name: Shuli Chen
Title: Director

[Signature page to Schedule 13D Amendment No. 4]

Windtech Holdings Limited

By:	/s/ Wong Kok Wai
Name: Wong Kok Wai
Title: Director

Wisetech Holdings Limited

By:	/s/ Wong Kok Wai
Name: Wong Kok Wai
Title: Director

New Horizon Capital III, L.P.
By New Horizon Capital Partners III, Ltd., its general partner

By:	/s/ Yu Jianming
Name: Yu Jianming
Title: Director

New Horizon Capital, L.P.
By New Horizon Capital Partners, Ltd., its general partner

By:	/s/ Yu Jianming
Name: Yu Jianming
Title: Director

New Horizon Capital Partners III, Ltd.

By:	/s/ Yu Jianming
Name: Yu Jianming
Title: Director

New Horizon Capital Partners, Ltd.

By:	/s/ Yu Jianming
Name: Yu Jianming
Title: Director

Victory Summit Investments Limited

By:	/s/ Yu Jianming
Name: Yu Jianming
Title: Director

[Signature page to Schedule 13D Amendment No. 4]

Jinlei Shi

By:	/s/ Jinlei Shi
Name: Jinlei Shi

RichWise International Investment Group Limited

By:	/s/ Jinlei Shi
Name: Jinlei Shi
Title: Director

[Signature page to Schedule 13D Amendment No. 4]

Weixin Zhuang

By:	/s/ Weixin Zhuang
Name: Weixin Zhuang

HK Haima Group Limited

By:	/s/ Weixin Zhuang
Name: Weixin Zhuang
Title: Director

Dongdong Ding

By:	/s/ Dongdong Ding
Name: Dongdong Ding

[Signature page to Schedule 13D Amendment No. 4]

Zenghong Liu

By:	/s/ Zenghong Liu
Name: Zenghong Liu

Eagle Rise Investments Limited

By:	/s/ Zenghong Liu
Name: Zenghong Liu
Title: Director

[Signature page to Schedule 13D Amendment No. 4]